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                             October 20, 2020

       Suzanne Cope
       Chief Executive Officer
       Deseo Swimwear Inc.
       2120 K Street, Unit 2
       San Diego, CA 92102

                                                        Re: Deseo Swimwear Inc.
                                                            Form 10-K for the
Year Ended December 31, 2019
                                                            Filed April 14,
2020
                                                            File No. 333-210419

       Dear Ms. Cope:

               We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this comment, we may have additional comments.

       Form 10-K for the Year Ended December 31, 2019

       Item 9A. Controls and Procedures, page 11

   1. It does not appear that you performed an evaluation regarding the effectiveness of the design and operation of
your disclosure controls and procedures as of the end of the period covered by your report.
Please perform a complete effectiveness assessment of your
                                                        disclosure controls and
procedures and disclose your conclusions in an amended Form 10-
                                                        K for the year ended
December 31, 2019. See Item 307 of Regulation S-K. Please ensure that your amended
filing includes currently dated management certifications that refer to the Form 10-K/A.
 Suzanne Cope
Deseo Swimwear Inc.
October 20, 2020
Page 2

       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Jeffrey Gordon at 202-551-3866 or John Cash at 202-551-3768 with any questions.



FirstName LastNameSuzanne Cope                            Sincerely,
Comapany NameDeseo Swimwear Inc.
                                                          Division of
Corporation Finance
October 20, 2020 Page 2                                   Office of
Manufacturing
FirstName LastName